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August 16, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Motion Acquisition Corp.
Registration Statement on Form S-4
Filed July 2, 2021
File No. 333-257681

Ladies and Gentlemen:

On behalf of Motion Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated July 29, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-4 Filed on July 2, 2021

Questions And Answers

What Happens if A Substantial Number of Public Stockholders Vote in Favor of the Business Combination Proposal and Exercise..., page 7

1.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please ensure you also disclose the amount of funds in the trust account as of the most recent practicable date and the maximum number of shares that may be redeemed in order for the Minimum Cash Condition to be satisfied.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 20-21 of the Registration Statement, as requested.

Securities and Exchange Commission

August 16, 2021

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus

Motion Annual Meeting of Stockholders

Redemption Rights, page 16

2.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 17-18 of the Registration Statement, as requested.

Ownership of New DocGo, page 17

3.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 19-21 of the Registration Statement to include a sensitivity analysis that presents potential sources of dilution under three redemption scenarios.

4.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

The Company confirms to the Staff that the amount of the deferred underwriting commission payable to the underwriters of Motion’s initial public offering is not required to be adjusted for any shares that are redeemed in connection with Motion’s initial business combination. We have revised the disclosures on page 21 of the Registration Statement, as requested, to include a sensitivity analysis and disclose the effective underwriting fee on a percentage basis under the three redemption scenarios.

Unaudited Historical Comparative and Pro Forma Combined Per Share Information, page 28

5.	In order not to imply a greater degree of precision than exists, please revise the presentation of basic and diluted net loss per share to round only to the nearest cent.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 30 of the Registration Statement to revise presentation to the nearest cent.

Securities and Exchange Commission

August 16, 2021

Forward-Looking Statements; Market, Ranking and Other Industry Data, page 29

6.	We note your disclosures cautioning investors not to unduly rely on your statements of belief or similar statements of belief and opinions, or give undue weight to market, ranking and industry data included in your proxy statement/consent solicitation statement/prospectus may imply an inappropriate disclaimer of responsibility with respect to such statements. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the information included in your disclosures.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 31-33 of the Registration Statement to remove any implication that the Company is not responsible for assessing the reasonableness and soundness of the information included in its disclosures.

Risk Factors, page 32

7.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 67 of the Registration Statement to discuss the material risks to unaffiliated investors presented by taking DocGo public through a merger rather than an underwritten offering.

Security breaches, loss of data and other disruptions could compromise sensitive business, customer or patient information..., page 43

8.	Please disclose whether you have been impacted by any security breaches to your technology platform, including your on-site systems, managed data center systems and cloud-based computing center system.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 46 of the Registration Statement to confirm that, to date, there have not been any security breaches to DocGo’s technology platform, including DocGo’s on-site systems, managed data center systems and cloud-based computing center system.

Risk Factors

Other Risks Related to DocGo’s Business

DocGo’s insurance coverage, including the reserves DocGo establishes with respect to its insurable losses, could ..., page 48

9.	We note that DocGo establishes reserves for losses and related expenses associated with its insurance programs and the disclosure that “Insurance reserves inherently are subject to uncertainty.” Tell us how consideration was given to including this in the Notes to DocGo’s Consolidated Financial Statements and as part of the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 194, 196, and 207, and DocGo has revised its disclosures on page F-53, of the Registration Statement to provide further discussion with respect to reserves for losses and related expenses associated with its insurance programs.

Securities and Exchange Commission

August 16, 2021

DocGo’s business practices may be found to constitute illegal fee-splitting or corporate practice of medicine..., page 57

10.	Please revise your disclosure to clarify whether DocGo’s business is structured to comply with the applicable regulations governing fee-splitting and the corporate practice of medicine in the states where you generate revenue.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 59-60 of the Registration Statement to clarify that DocGo’s business is structured to comply with the applicable regulations governing fee-splitting and the corporate practice of medicine in the states where DocGo generates revenue.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 71

11.	We note your disclosure on page 221 and in Article XI of your Second Amended and Restated Certificate of Incorporation that the exclusive forum for Securities Act claims will be the federal district courts of the United States of America is not consistent with your disclosure here that your exclusive forum provision will not apply to actions brought under the Securities Act. Please revise to reconcile these disclosures. In addition, your disclosure on page 210 to clarify whether the exclusive provision applies to actions arising under the Exchange Act. In that regard, we note your disclosure on page 221 and in Article XI of your Second Amended and Restated Certificate of Incorporation provide that the exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 66, 73-74, and 227 of the Registration Statement to provide for consistent and clarifying disclosure as to the application of the exclusive forum provisions found in the Second Amended and Restated Certificate of Incorporation.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Shares of Motion Common Stock Issued to DocGo Stockholders upon Closing of the Business Combination and the PIPE Transaction, page 80

Securities and Exchange Commission

August 16, 2021

12.	Revise to provide disclosure here regarding the contingent shares that may be issued upon the satisfaction of earnout conditions per the merger agreement. In addition, if material, address how the warrants issued by DocGo will be treated as part of the proposed business combination.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 83-84 of the Registration Statement, as requested.

Motion Annual Meeting of Stockholders, page 85

13.	Please quantify the out-of-pocket expenses for which Motion’s officers and directors, and their affiliates are awaiting reimbursement, if material.

The Company respectfully informs the Staff that, as of August 16, 2021, there are no out-of-pocket expenses for which Motion’s officers and directors and their affiliates are awaiting reimbursement. The Company has revised its disclosures on pages 90 and 122 of the Registration Statement accordingly.

14.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company acknowledges the Staff’s comment and has revised its disclosures in the Notice of the Annual Meeting of Stockholders page and on pages 65, 90, 94, and 155 of the Registration Statement to note that the waiver of redemption rights by the Sponsor and the Company’s officers and directors was a condition to their investment in the Company.

Background of the Proposed Transaction, page 103

15.	We note that your amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 107-108 of the Registration Statement, as requested.

16.	Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and calls, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the parties determined the initial consideration of $961 million included in the draft non-binding letter of intent on December 11, 2020, how the terms of the business combination evolved during negotiations and why Motion’s board approved the initial business combination with DocGo and recommended that “the consideration to be paid was reasonable and that the Business Combination was in the best interests of Motion’s stockholders.” In that regard, we note the Motion Board used an enterprise value of approximately $870 million and implied equity value of $1.08 billion in determining satisfaction of the 80% of the net assets held in the Trust Account Test.

Securities and Exchange Commission

August 16, 2021

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 107-114 of the Registration Statement, as requested. Additionally, we note for the Staff that the transaction enterprise value contemplated by the initial version of the letter of intent dated December 11, 2020, was $890 million and that the initial consideration to the DocGo securityholders was 83.6 million shares of Motion’s Class A common stock.

17.	We note you disclose that Motion hired an independent healthcare consultant on December 5, 2020. We also note that Barclays performed additional services after the initial public offering. Please revise your disclosure to include a detailed description of the role of the independent healthcare consultant and Barclays as financial advisor and the level of diligence and analysis performed in connection with the transaction.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 110 of the Registration Statement, as requested.

18.	Please disclose who selected potential PIPE investors, and disclose any relationships between the PIPE investors and Motion, the sponsor, DocGo and its affiliates, and the placement agents. In addition, disclose how the terms of the PIPE transaction was determined.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 113 of the Registration Statement, as requested.

Proposal No. 1 - The Business Combination Proposal

Motion’s Board of Directors’ Reasons for Approval of the Business Combination, page 109

19.	Please disclose the methodology and criteria used to select the companies in the comparable publicly traded companies analysis. If any companies that fit the criteria were excluded, please discuss the reason such companies were excluded. Please also revise your disclosure to clarify who prepared the comparable publicly traded companies analysis. In that regard, we note you disclose that in evaluating the business combination Motion’s board reviewed an analysis of pro forma capital structure and trading multiples prepared by Motion’s advisors.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 114-115 of the Registration Statement, as requested.

Certain Forecasted Financial Information for DocGo, page 111

20.	You state on page 111 that, based upon the passage of time and actual events that have occurred since the forecasts were developed, the assumptions on which they are based may be out of date. Revise your disclosure to address any notable changes that occurred after the time when these forecasts were prepared.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 117-121 of the Registration Statement to address notable changes that occurred after DocGo forecasts were prepared.

Securities and Exchange Commission

August 16, 2021

21.	Revise to provide expanded disclosure for the Projected Revenue for both Transportation Services and Mobile Health Services to include totals that sum to the amounts shown on page 114. Your revised disclosure should explain how the information shown provides a basis for the projections presented.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 117-121 of the Registration Statement to better explain how the information shown provides a basis for the projections presented.

22.	Clarify the disclosure related to Projected Revenue Mix to address the factors resulting in the increase for Transportation Services and the decrease for Mobile Health Services.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 119 of the Registration Statement to address the factors resulting in the increase for Transportation Services and the decrease for Mobile Health Services

23.	Expand the disclosure regarding projected Gross Profit to provide additional detail regarding the correlation between forecasted expenses and revenues. As necessary, include information regarding expectations for the operating expenses identified on page 179 as “most significant” such as labor costs, medical supplies, and vehicle-related costs. In addition, explain why selling, general and administrative expenses are expected to represent a smaller percentage of revenue in future years.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 119 of the Registration Statement to provide additional detail regarding the correlation between forecasted expenses and revenues.

24.	We note your disclosure cautioning investors “not to rely on the forecasts” in making a decision regarding the Business Combination.” While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, it is not appropriate to tell readers to not rely upon them. Please revise your disclosures accordingly.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 117 of the Registration Statement, as requested.

Securities and Exchange Commission

August 16, 2021

Key Financial Metrics, page 114

25.	Per the disclosure on page 114, revenues are projected to increase from $155 million in 2021 to $267 million in 2022. Describe the basis for projecting this revenue growth and the factors or contingencies that could prevent it from ultimately materializing. In addition, describe the basis for the assumptions that underlie the projections and the type of market assumed in their development.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 120-121 of the Registration Statement to describe the basis for DocGo’s revenue projections and relevant factors, including underlying assumptions.

26.	It does not appear that the presentation of Gross Profit includes charges for depreciation and amortization. Although the guidance in SAB Topic 11:B provides an accommodation for presenting Cost of Revenues exclusive of depreciation and amortization, this does not extend to measures such as Gross Profit. Please revise your presentation here, and the disclosure on page 157, as necessary.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 115 and 119-120 of the Registration Statement to clarify that figures presented reflect “Adjusted Gross Profit,” a non-GAAP financial measure, which excludes charges for depreciation and amortization. The Company has removed disclosure on page 168 of the Registration Statement regarding “Gross Profit.”

27.	Disclosure on page 184 states that future capital requirements depend on many factors including potential acquisitions, the level of investment in technology, and rate of growth in existing and into new markets. Explain how these factors were considered in the projection of Free Cash Flow.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 120-121 of the Registration Statement to clarify Adjusted Cash Flow is a non-GAAP financial measure and include a discussion of relevant factors used to calculate Adjusted Cash Flow.

28.	Revise to label Free Cash Flow as a non-GAAP measure and to provide a title that differentiates it from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Refer to Question 102.07 of the Staff’s Compliance & Discussion Interpretation on Non-GAAP Financial Measures for additional guidance.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 120-121 of the Registration Statement to clarify that Adjusted Cash Flow is a non-GAAP financial measure.

Securities and Exchange Commission

August 16, 2021

Interests of Certain Persons in the Proposed Transaction - DocGo, page 116

29.	We note your cross- reference disclosure under “Narrative Disclosure to Summary Compensation Table - Additional Narrative Disclosure – New Employment Agreements,” but are unable to locate such disclosure. Please revise to include the disclosure you reference.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 209-210 of the Registration Statement to include a summary of the form of the New Employment Agreements.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 118

30.	We note that Barclays performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Barclays that are contingent on completion of the business combination.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 125 of the Registration Statement, as requested.

U.S. Federal Income Tax Considerations, page 136

31.	Please amend the disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger and related transactions are not taxable to shareholders, please file a tax opinion with your registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 7, 12, 126 and 146-152 of the Registration Statement, as requested. The Company has considered Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and respectfully submits that a tax opinion as to the tax consequences of the Merger is not required for the reasons described below. Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Bulletin 19 states that “information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This includes “mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers)” and “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”

Securities and Exchange Commission

August 16, 2021

The Registration Statement does not make a representation that the Merger will be treated as a tax-free reorganization under Section 368 of the Code. Rather, the Registration Statement discusses the tax implications of the Merger, including disclosure on pages 12 and 147 of the Registration Statement that the ultimate tax treatment of the Merger is unclear. Moreover, the Registration Statement has given the security holders adequate information and disclosure regarding this uncertainty and possible alternative characterizations of the Merger and directs such holders to consult their own tax advisors in taking into account the unknown tax treatment of the Merger. Accordingly, the requirements of Section 601(b)(8) of Regulation S-K are not triggered.

Additionally, the federal income tax consequences of the Merger are not material to the holders of Motion’s securities. Pursuant to the Merger Agreement, Merger Sub will merge with and into DocGo, with DocGo surviving as a wholly-owned subsidiary of Motion and the securityholders of DocGo becoming securityholders of Motion. The Company has revised the Registration Statement to clarify that the holders of Motion’s Public Shares who do not redeem their shares will retain their Motion Public Shares, will not receive any Merger consideration, and will not receive any additional shares of Motion Common Stock in the Merger. As a result, there will be no material U.S. federal income tax consequences to the current Motion public stockholders as a result of the Merger, regardless of whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. As such, the Company respectfully submits that the inclusion of a tax opinion to the holders of Motion’s Public Shares would not further the protection of such holders’ interests, and, accordingly, the requirements of Section 601(b)(8) of Regulation S-K are not triggered.

Further, the federal income tax consequences of the exercise of redemption rights by a holder of Motion’s Public Shares are not material. Bulletin 19 clarifies that no tax opinion is required to be filed where a disclosure represents that a particular transaction is taxable. The Registration Statement states that a holder of Motion’s Public Shares who exercises redemption rights will recognize gain or loss for U.S. federal income tax purposes as a result of the redemption.  Because a holder of Motion’s Public Shares who exercises redemption rights would recognize gain or loss for U.S. federal income tax purposes on receipt of consideration upon the exercise of redemption rights, the Company respectfully submits that a reasonable holder of Public Shares would not consider the qualification of the Merger as tax-free to be important in deciding whether or not to exercise their redemption rights. Put differently, a reasonable investor would consider the redemption to be to a taxable transaction, and, accordingly, the requirements of Section 601(b)(8) of Regulation S-K are not triggered.

Based on the foregoing, the Company respectfully submits that a tax opinion would not alter the mix of information available to securityholders, and the preparation of a tax opinion would impose an unnecessary burden and expense without serving any benefit to securityholders or the public.

Securities and Exchange Commission

August 16, 2021

Information About DocGo

Our Competitive Strengths, page 160

32.	We note that all production infrastructure at DocGo is deployed on Amazon Web Services. Please file any agreement you have entered into with Amazon Web Services as an exhibit to the registration statement and include a description of the material terms thereof, or tell us why you believe you are not required to do so.

The Company has reviewed the Staff’s comments with DocGo and respectfully advises the Staff that DocGo has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. DocGo notes that the customer agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by DocGo in the ordinary course, and is not a contract upon which DocGo’s business is substantially dependent. For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are comparable to those of AWS, such as Google Cloud, Microsoft Azure, IBM Cloud, and Oracle OCI. DocGo believes that these providers could provide it with services to host DocGo’s infrastructure that are substantially similar to those that it receives from AWS.

In addition, DocGo believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and DocGo may incur significant costs for a short period, DocGo believes it would not cause substantial harm to DocGo’s business or results of operations over the longer term.

For the foregoing reasons, the Company does not believe that DocGo’s business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

DocGo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 179

33.	Tell us how you considered providing disclosure of metrics such as transportation trip volumes and average trip price here. Note that metrics like these should be accompanied by a clear definition and an explanation of how they are calculated along with statements indicating the reasons why the metrics shown provide useful information and how they are used by management. For additional guidance, refer to SEC Release No. 33-10751.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 190, 193, 195, and 198 of the Registration Statement to include additional disclosure regarding the calculation and usefulness of additional transportation services related metrics.

Securities and Exchange Commission

August 16, 2021

Comparison of the Years Ended December 31, 2020 and 2019, page 181

34.	In addition to the discussion of revenue by segment, revise to provide a similar-type discussion based on results of segment operations. Refer to Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 198-199 of the Registration Statement to include revised disclosure based on DocGo’s results of segment operations.

Cost of Revenue, page 184

35.	We note the explanation that the decrease in Cost of Revenue as a percentage of revenue is “due to increased productivity in Transportation services and the significant increase in higher margin Mobile Health revenues.” Elaborate on what is meant by increased productivity as it relates to the services provided by the Transportation segment.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 198 of the Registration Statement and has included an additional cross-reference to more detailed disclosure regarding Transportation Services on page 198 of the Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 189

36.	We note the disclosure on page F-86 regarding the weighted average grant date fair value per share for stock options granted during the period ended December 31, 2020, and similar disclosure on page F-58 for grants during the period ended March 31, 2021. Provide us with an explanation for the differences between the value of recently granted equity-based compensation awards compared to the fair value implied by the proposed business combination. As necessary, include information regarding specific grants of equity-based compensation awards and their conversion as part of the planned transaction.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 204 of the Registration Statement and Note 12 (pages F-59, F-60, F-88 and F-89) to DocGo’s consolidated financial statements to include a discussion of the differences between the value of recently granted equity-based compensation awards compared to the fair value implied by the proposed business combination.

37.	Expand the disclosure regarding the assumptions used by DocGo management to calculate the fair value of DocGo’s stock-based awards for a more complete description of the nature of the material assumptions involved and clarify that these types of estimates will not be necessary to determine the fair value of new awards after the completion of the proposed business combination.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 204 of the Registration Statement and Note 12 (pages F-59, F-60, F-88 and F-89) to DocGo’s consolidated financial statements to include a more complete description of the nature of the material assumptions involved and clarify that these types of estimates will not be necessary to determine the fair value of new awards after the completion of the proposed business combination.

Securities and Exchange Commission

August 16, 2021

Executive and Director Compensation

Executive and Director Compensation of DocGo, page 192

38.	Please expand the narrative to the summary compensation table and director compensation table to discuss how such compensation was determined, including the material terms of the cash performance based awards made to DocGo’s named executive officers. Refer to Items 402(o) and 402(r) of Regulation S-K. We note you disclose on page 186 that following the closing of the business combination you intend to develop an executive compensation program that is consistent with DocGo’s existing compensation policies and philosophies.

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 208-29 of the Registration Statement to include a discussion of how executives’ base and cash bonus compensation is determined and the material terms and conditions thereof.

Outstanding Equity Awards at 2020 Fiscal Year End, page 193

39.	Please disclose the vesting dates of the options held at fiscal-year end. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 210 of the Registration Statement to include vesting dates of the options held at fiscal-year end.

40.	We note you state that your summary of the Ambulnz, Inc. 2017 Equity Incentive Plan is qualified in its entirety by the complete text of the agreement, which is filed as an exhibit. However, such agreement is not referenced in your exhibit index. It is not appropriate for you to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

The Company acknowledges the Staff’s comment and has included the Ambulnz, Inc. 2017 Equity Incentive Plan as Annex E to the Registration Statement.

Securities and Exchange Commission

August 16, 2021

Index to Financial Statements

Audited Financial Statements of Ambulnz, Inc. and Subsidiaries Consolidated Statements of Operations and Comprehensive Loss, page F-66

41.	We note you present non-cash stock-based compensation as a separate line item in your income statement. Please modify your income statement to present the expense related to stock-based payment arrangements in the line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F.

The Company acknowledges the Staff’s comment and DocGo has removed the “stock-based compensation” line item from its Consolidated Statements of Operations and Comprehensive Loss on pages F-42 and F-69 for all periods presented and such expenses were allocated to their respective sub-line items (Cost of Revenue, General & Administrative, Technology and Development, and Sales, Advertising and Marketing) in each period the expense was incurred. Allocation of stock-based compensation expenses among these sub-line items was based upon the applicable sub-line item that captures the respective employee’s base compensation.

42.	Tell us how you considered Rule 5-03(b)(7) of Regulation S-X in your presentation of a single net line item for “Other income.”

The Company acknowledges the Staff’s comment and DocGo has revised its disclosures on pages F-63 and F-92 of the Registration Statement to include as a new Note 14 additional disclosure regarding “Other Income”.

43.	Revise your presentation of Net Loss per Share Attributable to Ambulnz, Inc. and Subsidiaries (basic and diluted) to round to the nearest cent.

The Company acknowledges the Staff’s comment and DocGo has revised its disclosures on pages F-42 and F-69 of the Registration Statement to revise presentation to the nearest cent.

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-74

44.	It appears that DocGo may have contract assets in the form of unbilled revenues. Tell us how the disclosure required by FASB ASC 606-10-50-8(a) was considered.

The Company acknowledges the Staff’s comment and respectfully notes that DocGo does not have contract assets. The unbilled receivables on the balance sheet represent services that were fully performed but where an invoice has not been issued due to timing of the relevant transaction. Typical billing at DocGo takes approximately five days after services are rendered to prepare an invoice.

45.	We note the disclosure on page F-74 which states that “Revenues are recorded net of an estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowances at the time of billing based on contractual terms, historical collections, or other arrangements.” If this represents variable consideration, explain how it is estimated in determining the transaction price in contracts with customers. Specifically, provide information about the methods, inputs, and assumptions used to estimate variable consideration and the assessment of whether it is constrained as required by FASB ASC 606-10-50-20.

The Company acknowledges the Staff’s comment and DocGo has revised its disclosures on pages F-50 and F-77 of the Registration Statement to clarify that all transaction prices are fixed and determinable which includes a fixed base rate, fixed mileage rate and an evaluation of historical collections by each payer.

Securities and Exchange Commission

August 16, 2021

46.	You state that the typical billing cycle for Transportation Services and Mobile Health services is same day to 5 days. Revise to provide disclosure clarifying when payment is typically due. Refer to FASB ASC 606-10-50-12b.

The Company acknowledges the Staff’s comment and DocGo has revised its disclosures on pages F-51 and F-78 of the Registration Statement, as requested.

Note 4. Acquisition of Businesses and Asset Acquisitions, page F-79

47.	We note your references to purchase price allocations based on valuation reports. If reference is being made to the use of experts, revise to name the experts and file the appropriate consents or remove the reference. This comment also applies to the disclosure on page 48 regarding insurance reserves based on assumptions calculated by an independent actuary firm. Refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

The Company acknowledges the Staff’s comment and has revised its disclosures on page 50 of the Registration Statement to clarify that the reference is not being made to the use of an expert and DocGo has revised its disclosures on pages F-82 and F-83 of the Registration Statement to remove references to the valuation reports.

Note 10. Business Segment Information, page F-83

48.	Revise to provide disclosures for each of your reportable segments pursuant to FASB ASC 280-10-50-22 and 50-25 such as depreciation and amortization expense and expenditures for additions to long-lived assets.

The Company acknowledges the Staff’s comment and DocGo has revised its disclosures on pages F-58 and F-87 of the Registration Statement, as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,
/s/ Jeffrey M. Gallant

cc.	Michael Burdiek, Motion Acquisition Corp.

Stan Vashovsky, Ambulnz, Inc.

George Stamas, Gibson, Dunn & Crutcher LLP